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                              March 20, 2024

       Tianhang Xiao
       Chief Executive Officer, Director, and Chairman
       Xuhang Holdings Ltd
       Building 2, Shangtanghe 198 Cultural and Creative Park
       198 Shenban Road
       Gongshu District, Hangzhou City, Zhejiang Province
       The People   s Republic of China, 310000

                                                        Re: Xuhang Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed March 1, 2024
                                                            File No. 333-271029

       Dear Tianhang Xiao:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed March 1,
2024

       General

   1. We note your references to an "assumed" or "expected" initial offering price per share of
                                                        $4.00 throughout the
filing. Because you are not subject to the reporting requirements of
                                                        Section 13(a) or 15(d)
of the Exchange Act, please revise your disclosure to provide a bona fide estimate of a
range of the maximum offering price per share, rather than an
                                                        "assumed" or "expected"
price. See Instruction 1(A) to Item 501(b)(3) of Regulation S-K.
       Dilution, page 71

   2. You disclose each 1.0 million increase (decrease) in the number of Ordinary Shares offered would increase
(decrease) as adjusted net tangible book value per share after this offering by US$0.05 per
Ordinary Share and the dilution per share to new investors
                                                        participating in this
offering by US$0.95 per Ordinary Share. Please provide us your calculation for these
amounts.
 Tianhang Xiao
FirstName  LastNameTianhang Xiao
Xuhang Holdings  Ltd
Comapany
March      NameXuhang Holdings Ltd
       20, 2024
March2 20, 2024 Page 2
Page
FirstName LastName
Material Income Tax Considerations, page 183

3. As it appears that both Conyers and AllBright are providing short-form tax opinions, please revise this section to state that the statements under Cayman Islands Taxation are the opinion of Conyers and the statements under Enterprise Taxation in Mainland
         China are the opinion of AllBright. Also revise the last paragraph of
Exhibit 5.1
         accordingly. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for further guidance.
Note 18 - Subsequent events, page F-67

4. We note your entry into several revolving lines of credit in the form of overdraft agreements, including two agreements entered into on December 19, 2023 with the Bank of China Beijing Xuanwu Branch, "overdraft agreements" on December 22, 2023 with
         Shangtang Branch of Hangzhou United Rural Commercial Bank Co., Ltd., and "overdraft agreements" on January 4, 2024 with Beijing Zhingguancun Bank Co., Ltd. Please file these agreements as exhibits to this registration statement in accordance with Item 601 of
         Regulation S-K.
Exhibit 5.1

5.       Please delete as inappropriate the assumption contained in section
2.6. Refer to Sections
         II.B.1.a and II.B.3.a of Staff Legal Bulletin No. 19 for further guidance.
Exhibit 8.1

6. It appears that the opinion in section 3(vi) constitutes a short-form tax opinion per Section
         III.B.1.a of Staff Legal Bulletin No. 19. Please revise to state that the statements "under sections entitled 'Material Income Tax Consideration' with respect to the PRC tax laws and regulations" constitute your opinion.
Resale Prospectus

7.       With respect to the resale prospectus:
             Revise to explain the difference between the two selling shareholders named "Julian
             Network Technology Co., Limited." In this regard we note that they are wholly owned by different individuals.
             Revise to delete the reference to the primary and secondary offerings being conducted "concurrently," as it appears that the resale offering will begin only once your ordinary shares are listed and the initial public offering is complete.
             Revise your statement that the selling shareholders "have not had a material relationship with the Company within the past three years" to include the company's predecessors and affiliates, as well. Refer to Item 507 of Regulation S-K.
             Disclose any natural persons that control the selling shareholders and that have had a material relationship with the registrant or any of its predecessors or affiliates within three years prior to the fling of the registration statement. Refer to Item 507 of
             Regulation S-K.
 Tianhang Xiao
Xuhang Holdings Ltd
March 20, 2024
Page 3
             Disclose the circumstances under which the selling shareholders received the shares covered by the resale prospectus, as well as how long the selling shareholders have held such shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameTianhang Xiao
                                                           Division of
Corporation Finance
Comapany NameXuhang Holdings Ltd
                                                           Office of Trade &
Services
March 20, 2024 Page 3
cc:       Ying Li, Esq.
FirstName LastName